SIDLEY AUSTIN llp 787 SEVENTH AVENUE NEW YORK, NY 10019 (212) 839 5300 (212) 839 5599 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON LOS ANGELES	NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

FOUNDED 1866

January 30, 2012

Valerie Lithotomos Division of Investment Management Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Post-Effective Amendment No. 23 to Registration Statement on Form N-1A of Mirae Asset Discovery Funds (File Nos. 333-166018 and 811-22406)

Dear Ms. Lithotomos:

On behalf of Mirae Asset Discovery Funds (the “Trust”), we herewith transmit for filing, under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), Post-Effective Amendment No. 23 (the “Amendment”) to the Trust’s registration statement on Form N-1A (the “Registration Statement”) with respect to Global Great Consumer Fund (the “Fund”).

The Amendment is being filed pursuant to Rule 485(b) under the Securities Act and will become effective on January 31, 2012.

The Amendment is being filed for the purpose of completing the information required to be provided in the Registration Statement.  We have reviewed the Amendment and represent that it does not contain disclosure that would render it ineligible to become effective pursuant to Rule 485(b).

The Amendment also contains the Trust’s responses to certain comments provided by you and other members of the Securities and Exchange Commission (the “Commission”) staff (the “Staff”) by telephone on January 25, 2012 regarding the Post-Effective Amendment No. 17 (“Post-Effective Amendment No. 17”) to the Trust’s Registration Statement filed with the Commission on November 4, 2011 for the purpose of registering shares of beneficial interest of the Fund.  We have discussed the Staff’s comments with representatives of the Trust.  The Trust’s response to the Staff’s comments are set out immediately under each restated comment, and new disclosure is set out in italics.  Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Valerie Lithotomos
January 30, 2012

Comment 1:	Please specify the “certain other expenses” referenced in the footnote to the Fees and Expense table describing the fee waiver and expense reimbursement.

Response:
The “certain other Fund expenses” referenced would include other expenditures that are capitalized in accordance with generally accepted accounting principles; expenses incurred indirectly by the Fund as a result of investments in other investment companies and pooled investment vehicles; expenses attributable to, and incurred as a result of, the Fund’s investments; and other extraordinary expenses not incurred in the ordinary course of the Fund’s business.  We respectfully submit that this level of detail is inappropriate in a footnote to the Fees and Expenses table; however, we note that a more detailed description of the fee waiver agreement is provided in the “Management of the Funds” section with respect to the Fund to provide additional details regarding the expenses that are excluded.  We have included a cross-reference to the “Management of the Fund” section of the prospectus in the footnote describing the fee waiver and expense reimbursement.

Comment 2:	Please advise if the Fund will have any acquired fund fees and expenses. If so, please add acquired fund fees and expenses as a line item to the fees and expenses table.

Response:
We have confirmed with representatives of the Trust that the Fund currently does not expect to have any acquired fund fees and expenses.  In the future, if the Fund does incur acquired fund fees and expenses, the Fund will add a line item setting forth the acquired fund fees and expenses incurred.

Comment 3:
The Staff notes that the Fund may invest more than 25% of its asset in issuers located in a single country.  If the Fund is substantially invested (i.e., over 25% of its assets) in a single country, the Fund should supplement the prospectus to include the risks of investing in that particular country.  No revision is required at this time if the Fund’s investments are not currently concentrated in any country.

Response:
The Fund will monitor its percentage of total assets invested in the various countries in which it invests and will supplement the prospectus if the Fund determines that additional risk disclosure is necessary due to a substantial investment in a particular country.

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Valerie Lithotomos
January 30, 2012

The Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, and acknowledges that the Commission is not foreclosed by its comment process from taking any action with respect to the Trust’s documents.

Please do not hesitate to contact me at (212) 839-5856 if you have comments or if you require additional information regarding the Trust’s Registration Statement.

Respectfully submitted, /s/ Gladys Chang

Gladys Chang